UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 033-25900
CUSIP NUMBER 926555103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	November 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Video Display Corporation
Full Name of Registrant

Former Name if Applicable

1868 Tucker Industrial Road
Address of Principal Executive Office (Street and Number)

Tucker, Georgia 30084
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its quarterly Report on Form 10-Q for the period ended November 30, 2005, within the prescribed time period, due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report on Form 10-Q.  Accordingly, the additional time is requested to compile all information necessary to accurately complete this Form 10-Q within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934.  The Registrant expects to file the subject report no later than the fifth calendar date following the prescribed due date for the report.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael D. Boyd	678	942-5407
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

Net income is anticipated to be approximately $0.2 million, or $.02 per fully diluted share, for the three months ended November 30, 2005 compared to $1.1 million, or $.11 per fully diluted share, for the three months ended November 30, 2004. Net income is anticipated to be approximately $2.0 million, or $.20 per fully diluted share, for the nine months ended November 30, 2005 compared to $3.3 million, or $.34 per fully diluted share, for the nine months ended November 30, 2004. These changes are primarily due to reduced sales volume, lower gross margins and higher operating expenses over the comparable periods.

Consolidated net sales decreased $1.8 million for the three months ended November 30, 2005 and increased $1.4 million for the nine months ended November 30, 2005, as compared to the same periods ended November 30, 2004. Display segment sales decreased $1.7 million for the three-month comparative period and increased $0.4 million for the nine-month comparative period. Sales within the Wholesale Distribution segment were flat for the three-month comparative period and increased $1.0 million for the nine-month comparative period.

The net decrease in Display Segment sales for the three months ended November 30, 2005 is primarily attributed to declines within the Monitor and Data Display CRTs divisions, as compared to the same periods ended November 30, 2004.  The Monitor division’s sales declined $1.0 million over the three-month period due to the fulfillment of a military contract for replacement CRTs earlier in fiscal 2006, which has not been renewed. The Data Display CRTs division sales declined $0.5 million over the three-month period due to a larger concentration of lower priced replacement CRTs in the current quarter’s sales mix compared to the prior year period. Sales of the Entertainment CRTs and Electron Gun and Components divisions declined $0.2 million and $0.1 million, respectively over the comparable three-month period.

Display Segment net sales increased $0.4 million for the nine months ended November 30, 2005 as compared to the same period a year ago.  This increase is the result of a $1.1 million increase in the Data Display CRTs division’s sales due to improved sales of projection tubes, which carry a higher selling price than replacement CRTs, in the first two quarters of fiscal 2006, partially offset by a $0.4 million decline in the Entertainment CRTs divisions sales. The Monitors division and the Electron Gun and Components division sales reflected a slight decline of $0.1 million and $0.1 million, respectively, for the comparative periods.

Consolidated gross margins decreased from 33.7% to 31.9% for the third quarter and from 33.3% to 32.2% for the nine months ended November 30, 2005 as compared to the same periods ended November 30, 2004.

Display segment margins decreased from 29.9% to 24.8% and from 30.4% to 26.0% for the comparative three and nine month periods. Gross margins within the Monitor division decreased to 26.3% for the nine months ended November 30, 2005 compared to 31.1% for the same period a year ago and from 30.0% to 26.6% for the three months ended November 30, 2005 compared to the prior year.  These decreases are primarily attributable to decreased sales volume at the Company’s Aydin, Teltron and Lexel locations, costs associated with the integration of the Three Five Systems operation, higher than expected design costs on certain products, as well as management’s decision to close the XKD location at the end of fiscal 2005.

The Wholesale Distribution segment margins increased from 47.3% to 54.9% and from 43.9% to 53.3% for the three and nine months ended November 30, 2005 as compared to the same periods ended November 30, 2004. These increases are primarily due to additional revenue generated from its new call center.  Expenses for the call center are classified as operating expenses.

Operating expenses as a percentage of sales increased from 24.6% to 28.3% for the quarter ended November 30, 2005 compared to the quarter ended November 30, 2004 and increased from 23.7% to 25.7% for the nine-month comparative period.

Display segment operating expenses increased $0.1 million for the three-month period, and increased $0.4 million for the nine-month period, ended November 30, 2005, as compared to the comparable prior year periods.  Management attributes the majority of these increases to corporate expenses, such as increased professional fees.

Wholesale Distribution segment operating expenses increased $0.2 million and $1.2 million compared to the three and nine month periods a year ago, primarily due to additional expenses associated with the new call center opened in late fiscal 2005.  These expenses (primarily payroll and telephone) are classified in general and administrative expense in the consolidated financial statements.

Video Display Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 17, 2006	By	/s/ Michael D. Boyd
Michael D. Boyd
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).